UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Columbus McKinnon Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

199333105
(CUSIP Number)

January 20, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	199333105	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Graham Holdings Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,776,185

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,776,185

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,776,185

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.83%[1]

12	TYPE OF REPORTING PERSON (See Instructions)
CO

1 Percentage ownership is calculated based on 20,107,271 shares of common stock outstanding as of January 25, 2016, as reported in Columbus McKinnon Corporation’s Form 10-Q filed pursuant to the Act on January 28, 2016.

Item 1.

(a)	Name of Issuer: Columbus McKinnon Corporation

(b)	Address of Issuer’s Principal Executive Offices:

140 John James Audubon Parkway
Amherst, NY 14228

Item 2.

	(a)	Name of Person Filing: Graham Holdings Company

	(b)	Address of Principal Business Office or, if none, Residence:

1300 North 17th Street
Suite 1700
Arlington, VA 22209

	(c)	Citizenship: Graham Holdings Company is incorporated in the State of Delaware

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 199333105

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.		Ownership

The information set forth in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.		Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.		Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2016

Graham Holdings Company

By:	/s/ Nicole Maddrey
Name: Nicole Maddrey
Title: Senior Vice President, Secretary and General Counsel

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